METAWORKS PLATFORMS, INC.

3250 Oakland Hills Court

Fairfield, California 94534

May 5, 2023

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Division of Corporation Finance

Dear Sirs/Mesdames:

Re:	MetaWorks Platforms, Inc. (the “Company”)
Registration Statement on Form S-1
File No. 333-271470

In connection with the Company’s Registration Statement on Form S-1, the Company hereby requests acceleration of the effective date of the above-referenced Registration Statement to 4:30 p.m. (Eastern time), Tuesday, May 9, 2023 or as soon thereafter as possible, in accordance with Rule 461(a) of Regulation C.

We trust you will find the foregoing to be in order. Please do not hesitate to contact the undersigned should you have any questions in this regard.

Yours truly,

METAWORKS PLATFORMS, INC.

/s/ Jimmy Geiskopf
Jimmy Geiskopf
Director